Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated September 18, 2012

TRADING MOVEMENTS IN U.S.
INTEREST RATES, EVEN SMALL ONES
Focusing on U.S. interest rates   pg. 2
--------------------------------- -----
AUGUST VOLUME, FLOWS and AUM
Monthly trends and top performers pg. 4

NOTEBOOK

SEPT Invesco PowerShares ETN Monthly Report
2012 Data as of August 31, 2012

                    Trading Movements in U.S. Interest Rates,
                                Even Small Ones

For US Institutional Investor Use Only
Not For Use With the Public
NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

Invesco PowerShares
ETN Report

For US Institutional Investor Use Only
Not For Use With the Public

Trading Movements in U.S. Interest Rates, Even Small Ones

It should come as no surprise to investors that interest rates have experienced a steady decline over the last 30 years and now rest at all-time lows. Although we believe the long-term prognosis for rates is to move higher, we believe that even in a range-bound low-interest rate environment, interest rate trading opportunities exist in the shorter-term.

As rates have fallen we have seen durations rise for long-term Treasury bonds to all-time highs. Given this rise in duration, even small moves in interest rates are creating larger swings in fixed income prices. As the chart below illustrates, currently a 1% increase in interest rates would result in a 19% drop in 20+ year U.S. Treasury prices.

20-Year U.S. Treasury Duration


Duration
Average
20
19
18
17
16
15
14
13
12
11
10
12/96
10/97
8/00
12/01
10/02
8/03
6/04
4/05
12/06
10/07
8/08
6/09
4/10
8/12

Source: Bloomberg L.P. as of Aug. 31, 2012

PowerShares DB 3x Short 25+ Yr Treasury Bond ETN (SBND) and PowerShares DB 3x Long 25+ Yr Treasury Bond ETN (LBND), which provide 3x month-over-month long and short exposure to U.S. Treasury bonds having a remaining term to maturity of not less than 25 years through the active CBOT Ultra T-Bond Futures contract have the potential to magnify this sensitivity to changes in interest rates.

In the last two years, we have experienced a continued drop in overall rates. However, there have also been intermittent periods of rising rates. As illustrated on the next page, one could argue we have had two rising and two falling rate environments over the period examined and if the most recent trend persists, we may be on the verge of entering another rising rate environment. Analyzing SBND and LBND **PowerShares DB 3x Short 25+ Yr Treasury Bond ETN (SBND)** and **PowerShares DB 3x Long 25+ Yr Treasury Bond ETN (LBND)** over these periods shows that for even relatively small moves in interest rates, these instruments have the potential for large moves. Currently the duration of both instruments is approximately 51. *While SBND and LBND may generate large moves in response to relatively small moves in interest rates, there is no guarantee that this strategy will be successful. Due to the monthly leveraged reset feature and the impact of the investor fees, you may not receive any positive return on your invesment in SBND even if the interest rates increase or any positive return on your investment in LBND even if the interest rates decrease, and you could lose some or all of your investment.*

Data from Bloomberg, L.P., Aug. 31, 2012,
unless otherwise noted.

3

A Look at SBND and LBND in Rising and Falling Interest Rate Environments


5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
8/10
12/10
4/11
8/11
12/11
4/12
8/12
1
2
3
4
5

30-Year U.S. Treasury Yields

This analysis shows that interest rate vehicles with high duration, like SBND and LBND, may provide investors with the opportunity to take a higher risk, higher reward approach to trading short-term movements in U.S. interest rates. *We do not advise investors to buy and hold SBND or LBND for a term greater than the time remaining to the next monthly reset date, and SBND and LBND should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly.*

	Beginning Date	End Date	SBND	LBND	30-Yr Rate Changes
1	06/28/2010	02/07/2011	18.0%	-25.6%	0.70%
2	02/08/2011	10/03/2011	-69.8%	154.7%	-1.97%
3	10/04/2011	03/19/2012	27.4%	-27.3%	0.75%
4	03/20/2012	07/24/2012	-46.1%	69.1%	-1.02%
5	07/25/2012	08/31/2012	10.2%	-8.4%	0.22%

Source: Bloomberg L.P. as of Aug. 31, 2012

Fund Features

Ticker:	**SBND**	**LBND**
Name:	PowerShares DB 3x Short 25+ Year Treasury Bond ETN	PowerShares DB 3x Long 25+ Year Treasury Bond ETN
Listing Date:	06/28/2010	06/28/2010
Amount Outstanding:	51	51
Leverage:	3x	3x
Reset Feature:	Monthly	Monthly
Underlying Exposure:	CBOT Ultra T-Bond Futures Contract	CBOT Ultra T-Bond Futures Contract
1-Year Performance:	-68.96%	121.68%
Since Inception Performance:	-45.97%	41.74%

Duration as of Aug. 31, 2012. Performance as of June 30, 2012
Source: Bloomberg L.P.

Invesco PowerShares
ETN Report

For US Institutional Investor Use Only
Not For Use With the Public

August 2012

Exchange-traded note (ETN) Trading Volume

ETN Volume

$18 Billion

$18 billion traded in ETNs during August, down 10% from last month.

Most Traded ETN Product Type

Volatility

In August, volatility-based ETNs made up 76% of total ETN dollar volume traded.

10 Products with **Highest Volume** in August ($M)

Ticker	Name	ADTV	Amount Outstanding	Daily Turnover
VXX	iPATH S&P 500 VIX Short-Term Futures	$424	$2,059	21%
XIV	VelocityShares INV VIX Short Term	$120	$221	55%
USLV	VelocityShares 3X Silver ETN	$29	$89	32%
AMJ	JPMorgan Alerian MLP	$27	$5,119	1%
TVIX	VelocityShares Daily 2X VIX Short Term	$19	$225	9%
OIL	iPath Goldman Sachs Crude Oil Total Return	$16	$454	4%
DTO	PowerShares DB Crude Oil Total Return	$14	$64	21%
VXZ	iPath S&P 500 VIX Mid-Term Futures	$13	$201	6%
DGP	PowerShares DB Gold Double Long	$11	$488	2%
DJP	VelocityShares VIX Short-Term	$10	$2,082	0%

ETN Top Volume Categories in August


80
70
60
50
40
30
20
10
0
(%)
Volatility
Inverse Volatility
Commodity
MLPs
Precious Metals
Other

Monthly ETN $ Volume


ETN $ Volume (Billions)
CBOE VIX Index
ETN $ Volume (Billions)
CBOE VIX Index
80
70
60
50
40
30
20
10
0
50
40
30
20
10
7/11
8/11
9/11
10/11
11/11
12/11
1/11
2/12
3/12
4/12
5/12
6/12
7/12
8/12

Data from Bloomberg, L.P., Aug. 31, 2012,
unless otherwise noted. 5

August 2012

ETN Assets & Net Flows

Total ETN Assets

$17.7 Billion

ETN assets. In August, total assets in US listed ETNs were up 3%, increasing by $565 million to $17.7 billion.

ETN net flows. ETN flows were up in August with a total net inflow of $626 billion. The largest inflows went to master limited partnership (MLP) and volatility based products in August with $683 million and $30 million in inflows, respectively. August ETN outflows were led by commodity and inverse volatility based products with $57 million and $40 million in outflows respectively.

Product-related news.
No new ETNs were launched in August.

By Investment Objective (Ranked by August Net Flows)

		Amount Outstanding - $Mil.			Net Flows - $Mil.	
	# ETNs	8/31/12	Aug Δ	YTD Δ	Aug '12	YTD Δ
Volatility	15	2,867	346	1,440	683	3,902
MLPs	8	5,895	51	1,655	30	1,537
Inverse Sovereign Debt	9	218	18	96	18	130
U.S. Equity	28	868	30	390	9	337
Inverse Absolute Return	2	41	6	-13	6	-10
Inverse Commodity	13	174	-12	-87	5	-74
Precious Metals	12	764	83	75	3	17
International/Global Equity	6	444	7	-29	1	-79
Inverse International/Global Equity	2	11	0	-2	0	-1
Inverse MLPs	1	7	0	-4	0	-3
Real Estate	1	11	0	11	0	10
Inverse U.S. Equity	6	34	-8	-17	-2	7
Inverse Precious Metals	6	51	-11	-23	-3	-8
Sovereign Debt	11	207	-3	32	-3	0
Absolute Return	10	261	-10	-86	-11	-80
Currency	12	169	-15	-65	-12	-66
Inverse Volatility	10	328	2	-145	-40	-454
Commodity	66	5,352	80	-252	-57	-412
Totals	**218**	**17,702**	**565**	**2,976**	**626**	**4,753**

By Provider (Ranked by August Assets)

		Amount Outstanding - $Mil.			Net Flows - $Mil.	
	# ETNs	7/31/12	Aug Δ	YTD Δ	Aug '12	YTD Δ
iPath	73	6,794	402	753	580	2,261
JP Morgan	3	5,133	13	1,478	-	1,363
ELEMENTS	11	1,245	18	-39	-22	-96
PowerShares DB	32	1,115	51	28	27	-50
E-TRACS	45	1,088	21	251	-9	192
VelocityShares	22	671	27	10	42	608
Barclays	8	427	-2	178	-1	188
Credit Suisse Asset Mgmt	5	405	3	1	2	9
Goldman Sachs	2	271	17	197	-	177
UBS	2	214	18	120	11	109
RBS	7	176	11	51	8	41
Morgan Stanley	6	152	-13	-48	-12	-53
Citigroup	1	6	0	-4	1	6
Keynotes	1	3	0	0	-	-
Totals	**218**	**17,702**	**565**	**2,976**	**626**	**4,753**

The net flow numbers by ETN sponsors is an approximate calculation based on outstanding number of ETNs and repurchase value available on Bloomberg. Δ represents change.

Invesco PowerShares
ETN Report

For US Institutional Investor Use Only
Not For Use With the Public

August 2012

ETN with Highest Net Inflows in August

VXX

iPath S&P 500 VIX Short-Term Futures

▲ $642 Million

10 Products with **Highest Net Inflows** in August ($M)

Ticker	Name	Flows	Ending Amount
VXX	iPATH S&P 500 VIX Short-Term Futures	642	2,059
TVIX	VelocityShares Daily 2X VIX Short Term	73	225
MLPI	UBS E-TRACS Alerian MLP Infrastructure ETN	40	357
UGAZ	VelocityShares 3X Long Natur	19	28
DTO	PowerShares DB Crude Oil Double Short	16	64
XVZ	iPath S&P 500 Dynamic VIX ETN	13	307
NIB	iPath Dow Jones UBS Cocoa Sub Total Return	13	42
FBG	FI Enhanced Big Cap Growth ETN	11	103
SBND	PowerShares DB 3X Short 25+ Year	11	32
DGP	PowerShares DB Gold Double Long	10	488

ETN with Highest Net Outflows in August

VXZ

iPath S&P 500 VIX Mid-Term Futures

▼ $47 Million

10 Products with **Highest Net Outflows** in August ($M)

Ticker	Name	Flows	Ending Amount
VXZ	iPath S&P 500 VIX Mid-Term Futures	-47	201
XIV	VelocityShares INV VIX Short Term	-36	221
DJP	iPath Dow Jones UBS Commodity Total Return	-22	2,082
RJI	ELEMENTS Rogers Intl. Commodity Index	-22	627
FUD	E-TRACS UBS Bloomberg CMCI Food	-19	29
OIL	iPath Goldman Sachs Crude Oil Total Return	-15	454
JJG	iPath Dow Jones UBS Grains Sub Total Return	-12	176
ONN	E-TRACS Fisher-Gartman Risk	-11	11
USLV	VelocityShares 3X Silver ETN	-10	89
MLPW	E-TRACS Wells Fargo MLP Inde	-9	11

Data from Bloomberg, L.P., Aug. 31, 2012,
unless otherwise noted. 7

Appendix

Putting issuer credit risk in perspective: sovereign entity credit risk versus ETN issuer credit risk.

A CDS is quoted as a percentage premium paid by an investor to protect a notional dollar value of credit exposure. For example if an investor wanted to protect $1 million of exposure to Company "XYZ" and the prevailing CDS rate on "XYZ" was 100 basis points, it would mean the investor would pay $10,000 per year for protection on their $1 million exposure.

5-Year Credit Default Swaps For Nine Largest Countries in the World by Nominal GDP


Today
1-Mo
3-Mo
6-Mo
1-Year
basis points
600
500
400
300
200
100
0
USA
China
Japan
Russia
Germany
France
UK
Brazil
Italy

5-Year Credit Default Swaps For All ETN Issuers


Today
1-Mo
3-Mo
6-Mo
1-Year
basis points
500
400
300
200
100
0
Deutsche Bank
Barclays
UBS
Credit Suisse
Morgan Stanely
RBS
JPMorgan
Goldman Sachs
Citigroup
Svenska Handelsbanken AB

Most recent issuer credit ratings.

Credit ratings are assigned by Nationally Recognized Statistical Rating Organizations based on assessment of the credit worthiness of the underlying bond issuers. The ratings range from AAA (highest) to D (lowest) and are subject to change. Not rated indicates the debtor was not rated, and should not be interpreted as indicating low quality. For more information on rating methodologies, please visit the following NRSRO websites: standardandpoors.com and select "Understanding Ratings" under Rating Resources; moodys.com and select "Rating Methodologies" under Research and Ratings.

Credit Rating by Issuer[1]

Issuer	S&P Credit Rating	Moody's Credit Rating	Fitch Credit Rating
Barclays	A	A3	A
UBS	A	A2	A
DB	A+	A2	A+
Credit Suisse	A	n/a	A
Svenska Handelsbanken AB	AA-	Aa3	AA-
Morgan Stanley	A-	Baa1	A
RBS	A-	n/a	A
JPMorgan	A	A2	A+
Goldman Sachs	A-	A3	A
Citigroup	A-	n/a	A

Source: Bloomberg, L.P., as of August 31, 2012

1 The ETNs are not rated by an independent rating agency. An issuer credit rating is not a recommendation to purchase, sell, or hold a financial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.

PowerShares Product Strategy and Research Team
John Feyerer, CFA, VP, Product Strategy and Research
Jason Stoneberg, CFA, Vice President of Research
Graham Day, Alternative Asset Product Strategist
Joe Becker, Sr. Fixed and Equity Income Product Strategist
Taylor Ames, Sr. Equity Product Strategist
Brad Smith, Research Analyst

How to Contact:
PowerShares Product Strategy and Research Team email
research@invescopowershares.com

Invesco PowerShares email info@invescopowershares.com call 800 983 0903 web
invescopowershares.com twitter @PowerShares

Author of ETN Notebook
Graham Day, Alternative Asset Product Strategist

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and these offerings. You may get these documents for free by visiting
powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at
www.sec.gov. Alternatively, you may request a prospectus by calling 800 983
0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations

Each ETN offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The inverse or leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London
Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, uncertain principal repayment, uncertain tax treatment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the
ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

LBND and SBND provide leveraged long and short exposure to U.S. Treasury bond futures contracts. The market value of LBND and SBND may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

LBND and SBND are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares[R] is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC.
Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors,
Inc. nor Invesco PowerShares Capital Management LLC is affiliated with Deutsche
Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

P-ETN-MR-6-E                                                  PowerSharesETNs.com